UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 19, 2008

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.     Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).    Yes  ☐    No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated February 19, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: February 19, 2008	By:	/s/ Sai W. Chu
Sai W. Chu
Chief Financial Officer

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Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN REPORTS FINANCIAL RESULTS FOR QUARTER
AND YEAR ENDED DECEMBER 31, 2007

Company's Strong Growth Leads to Record Revenue and Cash Available for Distribution for the Fourth Quarter and Full Year 2007

Hong Kong, China, February 19, 2008 – Seaspan Corporation (NYSE: SSW) announced today the financial results for the fourth quarter and year ended December 31, 2007.

Fourth Quarter 2007 and Year-to-Date Highlights

  Declared a fourth quarter dividend of $0.475 per share paid on February 15, 2008 to all shareholders of record as of February 1, 2008, increasing aggregate dividends to $1.81375 per share for 2007 and cumulative dividends to $4.19 per share since the Company's initial public offering;

  Generated a record $31.9 million in cash available for distribution1 for the quarter and $114.4 million for the full year;

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1 Cash available for distribution is a non-GAAP measure that represents net earnings (loss) adjusted for depreciation, non-cash interest expense, amortization of deferred charges, write-off on debt refinancing, non-cash undrawn credit facility fees, non-cash share-based compensation, dry-dock adjustment, and the change in fair value of financial instruments. Please read "Reconciliation of Non-GAAP Financial Measures for the Quarter and Year Ended December 31, 2007 – Description of Non-GAAP Financial Measures – Cash Available for Distribution" on page 12 for a description of Cash Available for Distribution and a reconciliation of net earnings to Cash Available for Distribution.

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  Increased normalized net earnings2, which exclude the non-cash unrealized loss from interest rate swap agreements, to $17.5 million, or $0.31 per share, for the quarter and $62.6 million, or $1.18 per share, for the full year;

  Including the non-cash unrealized loss of $37.6 million and $72.4 million, respectively, for the quarter and year ended, from interest rate swap agreements, which do not represent results from Seaspan's operating earnings, reported a net loss of $20.0 million, or $0.35 per share, for the fourth quarter and $10.4 million, or $0.20 per share, for the full year;

  Reported record revenue of $55.0 million and $199.2 million, respectively, for the quarter and year ended December 31, 2007;

  Took delivery of six vessels during 2007;

  Expanded Seaspan's contracted fleet to 68 vessels through the execution of five transactions to acquire and charter a total of 27, increasing our total contracted revenue to more than $7.1 billion over the life of the contracts;

  Announced the acceleration of Seaspan's newbuilding delivery schedule for 2008 with the delivery of six 2500 TEU newbuildings this year, an increase from two as originally planned;

  Raised $296.8 million in net proceeds from follow-on offerings of our common stock in April 2007 and August 2007;

  Amended Seaspan's $1.0 billion credit facility agreement in May 2007 to a senior secured revolving credit facility and increased the maximum facility amount to $1.3 billion;

  Completed a $920.0 million revolving credit facility in August 2007 led by DnB NOR Bank ASA;

  Secured $400 million in a lease financing structure and $150.0 million in debt financing at favourable rates; and

  Arranged for approximately $290.0 million in additional debt financing in January 2008.

Gerry Wang, Chief Executive Officer of Seaspan, stated, "our strong results for the fourth quarter and full year 2007 is testimony to the considerable success we achieved in executing our growth plan and enhancing our leading industry position for the benefit of our shareholders. Consistent with our vision to become the world's leading container ship leasing company, we increased our cash available for distribution to $114.4 million in 2007 during a time when we further strengthened Seaspan's position for future growth. Specifically, we took delivery of six container newbuildings last year, including the remaining four vessels from our original IPO fleet. Second, we substantially expanded our contracted fleet to 68 container ships through five transactions totaling 27 newbuildings to be delivered over the next three years. Third, we raised more than $2.0 billion in debt and equity financings under favorable terms over the past months to support our growth initiatives. And fourth, we increased our quarterly dividend for the second time since our IPO in August 2005. Since going public with our initial contracted fleet, we have grown our modern, world-class fleet by 243% on a TEU basis to more than 401,000 TEU through accretive acquisitions that met our strict return criteria. During this time, we have increased our secured revenue stream to more than $7.1 billion by locking up all of our vessels on long-term time charters with high credit quality, publicly traded liner operators ."

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2 Normalized net earnings and normalized earnings per share are non-GAAP measures that are adjusted for non-cash items such as the change in fair value of financial instruments and write-off on debt refinancing. Please read "Reconciliation of Non-GAAP Financial Measures for the Quarter and Year Ended December 31, 2007 – Description of Non-GAAP Financial Measures – Normalized Net Earnings and Normalized Earnings per Share" on page 13 for a description of Normalized Net Earnings and a reconciliation of net earnings to normalized net earnings.

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Mr. Wang added, "As we continued to capitalize on management's prudent and opportunistic approach to significantly expand Seaspan's earnings power, we remained focused on maintaining Seaspan's strong financial position. Since our IPO, we have successfully raised approximately $5 billion in debt and equity financings to fund our robust growth. We believe our ability to raise funds amid challenging market conditions while achieving our low cost of capital is a key differentiator for Seaspan. Currently, we have more than $1.0 billion in potential available debt capacity, which bodes well for Seaspan to continue to grow its fleet on an accretive basis as we distribute sizeable and growing dividends to our shareholders."

Fourth Quarter 2007 and Year-to-Date Financial Summary:

	Quarter ended December 31,				Year ended December 31,
			Change				Change
	2007	2006	$	%	2007	2006	$	%
Reported net earnings (loss)	$ (20,032)	$10,522	(30,554)	(290.4%)	$ (10,408)	$ 37,088	(47,496)	(128.1%)
Normalized net earnings[2]	17,541	11,066	6,475	58.5%	62,592	37,996	24,596	64.7%
Earnings (loss) per share	(0.35)	0.25	(0.60)	(240.0%)	(0.20)	0.98	(1.18)	(120.4%)
Normalized earnings per share[2]	0.31	0.26	0.05	19.2%	1.18	1.01	0.17	16.8%

Results for the Quarter and Year Ended December 31, 2007:

Revenue

Revenue increased by 53.9%, or $19.3 million, to $55.0 million for the quarter, from $35.7 million for the comparable quarter last year. The increase was mainly the result of the six vessels delivered during 2007. Expressed in vessel operating days, Seaspan's primary revenue driver, these six vessels contributed $13.1 million in revenue or 552 of the 2,652 operating days in the quarter.

	Quarter ended December 31,				Year ended December 31,
			Increase				Increase
	2007	2006	Days	%	2007	2006	Days	%
Operating days	2,652	1,821	831	45.6%	9,731	6,057	3,674	60.7%
Ownership days	2,668	1,820	848	46.6%	9,829	6,119	3,710	60.6%

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Operating days increased by 45.6% or 831 days to 2,652 days in the fourth quarter from 1,821 operating days in the comparable quarter last year. There was no significant unscheduled off-hire during the fourth quarter of 2007.

For the year ended December 31, 2007, revenue increased by 68.1%, or $80.7 million, to $199.2 million, compared with $118.5 million for 2006, which was primarily due to the addition to Seaspan's fleet of six vessels and a full year of operations for the ten vessels delivered in 2006. The delivery of these six vessels contributed 1,433 of the 9,731, operating days which increased revenue by $33.6 million for the year ended December 31, 2007.

We incurred 16 days of off-hire for the quarter, which impacted revenue by $0.3 million. This was due mainly to the scheduled special survey in the quarter. We incurred 98 days of off-hire for the year, which impacted revenue by $2.1 million. Accordingly, vessel utilization was 99.4% for the quarter ended December 31, 2007, compared to 100.1% for the same quarter in 2006 and was consistent at 99.0% for the year compared to last year.

Ship Operating Expense

Ship operating expense increased by 55.7%, or $4.6 million, to $12.9 million in the quarter, from $8.3 million in the comparable prior year's quarter. The increase was due to the addition to Seaspan's fleet of six vessels, which are based on fixed daily operating rates for each vessel. Stated in ownership days, our primary driver for ship operating expense, these six deliveries contributed 552 of 2,668 and 1,434 of 9,829 ownership days, respectively, for the quarter and the year.

For the year ended December 31, 2007, ship operating expense increased by 65.7% or $18.3 million, to $46.2 million this year as compared to $27.9 million for the year ended December 31, 2006. Again, this was due to the six deliveries and the ten vessels delivered in 2006.

Depreciation

Depreciation increased by 65.4%, or $5.4 million, to $13.7 million in the quarter from $8.3 million for the comparable prior year's quarter. The increase was due to the six vessels added to Seaspan's fleet and the increase in number of ownership days.

For the year ended December 31, 2007, depreciation increased by 86.6%, or $23.3 million, to $50.2 million as compared to $26.9 million for the same period in 2006. This was mainly due to the increase in number of ownership days for the six vessels delivered in 2007 and a full year of amortization for the ten vessels delivered during 2006.

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General and Administrative Expenses

General and administrative expenses decreased by 7.2%, or $0.1 million, to $1.8 million in the fourth quarter, from $1.9 million in the comparable quarter in 2006.

For the year ended December 31, 2007, general and administrative expenses increased by 22.3%, or $1.1 million, to $6.0 million as compared to $4.9 million for 2006. This increase is primarily due to increased costs to support Seaspan's growth initiatives through strategic planning and investor relation activitiess. The increase is also due to $0.3 million increase in share based compensation expense that reflected an increase in the share price on a year over year basis.

Interest Expense

Interest expense was $8.4 million for the fourth quarter and $34.1 million for the year ended December 31, 2007 as compared with $6.1 million and $17.6 million for the comparable quarter in 2006 and the year ended December 31, 2006. The increase was due to the additional funds drawn under Seaspan's operating credit facility to fund the six new operating vessels delivered during 2007 and the full year of operation for the ten vessels delivered in 2006.

Write-off on Debt Refinancing

As a result of the amendment of our $1.0 billion credit agreement, Seaspan wrote-off $0.6 million of unamortized financing fees, a non-cash charge, during the year ended December 31, 2007.

Change in Fair Value of Financial Instruments

During the quarter and year ended December 31, 2007, the loss from the change in fair value of financial instruments was $37.6 million and $72.4 million, respectively, as compared to losses of $0.5 million and $0.9 million, respectively, for the comparable periods in the prior year. The change in fair value of financial instruments is included in other expenses, which is not part of operating earnings and has no cash impact. The financial instruments consist entirely of fixed interest rate swaps that Seaspan enters into to lock in the return on its acquisitions and provide predictable long term cash earnings and distributions to its shareholders.

Cash Available for Distribution1

During the quarter and year ended December 31, 2007, Seaspan generated $31.9 million and $114.4 million, respectively, of cash available for distribution,1 as compared to $23.5 million and $68.0 million for the comparative periods in 2006. This represents an increase of $8.4 million, or 35.9%, and $46.4 million, or 68.2%, for the quarter and year ended December 31, 2007 as compared to the same periods in 2006 due to delivery of new vessels.

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Dividend Declared:

For the quarter ended December 31, 2007, Seaspan declared a quarterly cash dividend of $0.475, representing a total cash distribution of $27.4 million. The cash dividend was paid on February 15, 2008 to all shareholders of record as of February 1, 2008. Mr. Wang concluded, "Based on our performance in the application of our high-return, low-risk business strategy, we are pleased to once again increase our quarterly payout. Building upon our initial dividend increase of 5% in January 2007, our fourth quarter dividend of $0.475 per share represents an increase of 6.4% from our previous quarterly payout. Since going public, we have declared cumulative dividends of $4.19 per share. As we continue to increase our cash available for distribution through the delivery of our 39 newbuildings currently under construction, six of which are scheduled to be delivered in 2008, we remain committed to our goal of further increasing our dividend."

Fleet Utilization:

Seaspan's fleet was utilized 99.4% and 99.0% for the quarter and year ended December 31, 2007 respectively compared to 100.1 % and 99.0% for the comparable periods in the prior year. There was no material unscheduled off-hire during the quarter.

The following tables summarize vessel utilization and the impact of the off-hire time incurred for special surveys and vessel repairs on Seaspan's revenues for the fourth quarter:

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Vessel Utilization:
Ownership Days	2,668	1,820	2,660	1,553	2,405	1,450	2,096	1,296	9,829	6,119
Less Off-hire Days:
Scheduled 5-Year Survey	(14)	1	(28)	-	-	-	(33)	(20)	(75)	(19)
Incremental Due to Rudder Horn Repair	-	-	-	-	-	-	(9)	(17)	(9)	(17)
Grounding	-	-	-	-	-	(24)	-	-	-	(24)
Other	(2)	-	(10)	(2)	(1)	-	(1)	-	(14)	(2)
Operating Days	2,652	1,821	2,622	1,551	2,404	1,426	2,053	1,259	9,731	6,057
Vessel Utilization	99.4%	100.1%	98.6%	99.9%	100.0%	98.3%	97.9%	97.1%	99.0%	99.0%

	Fourth Quarter		Third Quarter		Second Quarter		First Quarter		Year to Date
	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006
	Revenue (in thousands)

Revenue — Impact of Off-Hire:
100% Utilization	55,307	35,698	55,041	30,174	48,920	28,267	42,085	25,470	201,353	119,609
Less Off-hire:
Scheduled 5-Year Survey	(289)	30	(664)	-	-	-	(694)	(360)	(1,647)	(330)
Incremental Due to Rudder Horn Repair	-	-	-	-	-	-	(171)	(303)	(171)	(303)
Grounding	-	-	-	-	-	(438)	-	-	-	(438)
Other(3)	(54)	(8)	(210)	(41)	(44)	-	8	-	(300)	(49)
Actual Revenue Earned	54,964	35,720	54,167	30,133	48,876	27,829	41,228	24,807	199,235	118,489

_____________________________
(3) Other includes charterer deductions that are not related to off-hire.

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The following table summarizes the number of vessels in Seaspan's fleet as it takes scheduled delivery:

			Forecasted
TEU Vessel Size		As of December 31, 2007	Year Ending December 31,
Class	Actual		2008	2009	2010	2011
13100	13092	—	—	—	—	8
9600	9580	2	2	2	2	2
8500	8468	2	2	4	10	10
5100	5087	—	—	4	4	4
4800	4809	4	4	4	4	4
4500	4520	—	—	—	2	5
4250	4253	19	19	23	23	23
3500	3534	2	2	2	2	2
2500	2546	—	6	8	10	10
Operating Vessels		29	35	47	57	68
Actual Capacity (TEU)		143,207	158,483	217,871	282,811	401,107

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan's contracted fleet of 68 container ships consists of 29 container ships in operation and 39 container ships to be delivered over approximately the next 4 years. Seaspan's operating fleet of 29 vessels has an average age of approximately 5 years and an average remaining charter period of approximately 8 years. All of the 39 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 11 years in duration from delivery. Seaspan's customer base consists of seven of the world's largest publicly traded liner companies, including China Shipping Container Lines, A.P. Moller-Maersk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan's common shares are listed on the New York Stock Exchange under the symbol "SSW".

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Conference Call and Webcast

Seaspan will host a conference call and webcast for investors and analysts to discuss its results for the fourth quarter and the year ended December 31, 2007 on Tuesday February 19, 2008, at 7:00 a.m. PT / 10:00 a.m. ET. Participants should call 877-419-6600 (US/Canada) or 719-325-4937 (international) and request the Seaspan call. A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 or 719-457-0820 and enter replay passcode 6413332. The recording will be available from February 19, 2008 at 10:00 a.m. PT / 1:00 p.m. ET through to March 4, 2008 at 8:59 p.m. PT / 11:59 p.m. ET. A live broadcast of the earnings conference call will also be available via the Internet at www.seaspancorp.com in the Investor Relations section under Events and Presentations. The webcast will be archived on the site for one year.

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SEASPAN CORPORATION
UNAUDITED CONSOLIDATED BALANCE SHEET
AS AT DECEMBER 31, 2007
(IN THOUSANDS OF US DOLLARS)

	December 31, 2007	December 31, 2006
Assets		(As adjusted)(4)
Current assets:
Cash and cash equivalents	$123,134	$92,227
Accounts receivable	2,527	641
Prepaid expenses	4,657	3,787
	130,318	96,655

Vessels	1,493,575	1,096,648
Deposits on vessels under construction	930,678	102,134
Deferred charges	17,240	7,879

Other assets	5,090	3,189

Fair value of financial instruments	—	10,711
	$2,576,901	$1,317,216

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$8,516	$5,607
Deferred revenue	7,200	5,560
	15,716	11,167

Long-term debt (operating vessels)	537,152	464,347
Long-term debt (vessels under construction)	802,286	98,856
Other long-term liability	223,804	—
Fair value of financial instruments	135,617	15,831

	1,714,575	590,201

Share Capital	575	475
Additional paid-in capital	1,046,412	748,410
Deficit	(122,317)	(17,658)
Accumulated other comprehensive loss	(62,344)	(4,212)

Total shareholders' equity	862,326	727,015
	$2,576,901	$1,317,216

(4) Effective January 1, 2007, Seaspan adopted FASB Staff Position ("FSP") AUG AIR-1, Accounting for Planned Major Maintenance Activities, which provides guidance on the accounting for planned major maintenance activities. Previously, Seaspan accounted for dry-dock activities using the Accrue-in-advance method. Seaspan has adopted the deferral method of accounting for dry-dock activities whereby actual costs incurred are deferred and amortized on a straight line basis over the period until the next scheduled dry-dock activity.

Seaspan has applied FSP AUG AIR-1 retrospectively. As a result, certain comparative figures as of December 31, 2006 and for the quarter and year ended December 31, 2006 have been adjusted. The effect of the adjustment is an increase to Seaspan's net earnings of $0.4 million and $1.5 million respectively for the quarter and year ended December 31, 2006. As at December 31, 2006, the effect of the adjustment to Seaspan's balance sheet is an increase in other assets of $1.9 million and a decrease in retained deficit of $1.9 million.

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SEASPAN CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF OPERATIONS AND RETAINED EARNINGS (DEFICIT)
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2007
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

	Quarter ended December 31, 2007	Quarter ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006
		(As adjusted)(4)		(As adjusted)(4)

Revenue	$ 54,964	$ 35,720	$ 199,235	$ 118,489

Operating expenses:
Ship operating	12,861	8,259	46,174	27,869
Depreciation	13,740	8,308	50,162	26,878
General and administrative	1,752	1,887	6,006	4,911
	28,353	18,454	102,342	59,658

Operating earnings	26,611	17,266	96,893	58,831

Other expenses (earnings):
Interest expense	8,392	6,133	34,062	17,594
Interest income	(739)	(1,180)	(4,074)	(1,542)
Undrawn credit facility fees	981	744	3,057	2,803
Amortization of deferred charges	436	503	1,256	1,980
Write-off on debt refinancing	—	—	635	—
Change in fair value of financial instruments	37,573	544	72,365	908
	46,643	6,744	107,301	21,743

Net earnings (loss)(5)	$ (20,032)	$ 10,522	$ (10,408)	$ 37,088

Retained earnings (deficit), beginning of period	(76,608)	(12,872)	(17,658)	6,471
Dividends on common shares	(25,677)	(15,308)	(94,251)	(61,217)
Deficit, end of period	(122,317)	(17,658)	(122,317)	(17,658)

Weighted average number of shares (in millions)
Basic and Diluted	57.5	42.8	53.0	37.7

Earnings (loss) per share, basic and diluted	$ (0.35)	$ 0.24	$ (0.20)	$ 0.98

(4) Refer to footnote on page 9

(5) Net earnings (loss) includes the non-cash unrealized loss of $37.6 million and $72.4 million, respectively, for the quarter and year ended December 31, 2007, from interest rate swap agreements, which do not represent results from Seaspan's operating earnings

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SEASPAN CORPORATION
UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2007
(IN THOUSANDS OF US DOLLARS)

	Quarter ended December 31, 2007	Quarter ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006
		(As adjusted)(4)		(As adjusted)(4)
Cash provided by (used in):

Operating activities:
Net earnings (loss)	$ (20,032)	$ 10,522	$ (10,408)	$ 37,088
Items not involving cash:
Depreciation	13,740	8,308	50,162	26,878
Stock-based compensation	448	955	1,340	1,182
Amortization of deferred charges	436	503	1,256	1,980
Write-off on debt refinancing	—	—	635	—
Change in fair value of financial instruments	37,573	544	72,365	908
Change in assets and liabilities	122	5,702	(2,182)	3,327
Cash from operating activities	32,287	26,534	113,168	71,363

Financing activities:
Common shares issued, net of share issue costs	(111)	235,114	296,763	235,114
Draws on credit facilities (operating vessels)	—	52,000	321,805	341,454
Draws on credit facilities (vessels under construction)	330,663	63,856	703,430	98,856
Repayment of credit facility	(95,000)	—	(249,000)
Other long-term liability	53,106	—	53,106	—
Deferred financing fees incurred	(1,253)	(1,498)	(9,409)	(3,409)
Dividends on common shares	(25,678)	(15,308)	(94,252)	(61,217)
Cash from financing activities	261,727	334,164	1,022,443	610,798

Investing activities:
Expenditures for operating vessels	73	(274,789)	(447,089)	(502,363)
Deposits on vessels under construction	(184,387)	(2,124)	(657,380)	(101,974)
Intangible assets	—	(1,315)	(235)	(1,315)
Cash used in investing activities	(184,314)	(278,228)	(1,104,704)	(605,652)

Increase in cash and cash equivalents	109,700	82,470	30,907	76,509

Cash and cash equivalents, beginning of period	13,434	9,757	92,227	15,718

Cash and cash equivalents, end of period	$ 123,134	$ 92,227	$ 123,134	$ 92,227

(4) Refer to footnote on page 9

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2007
(IN THOUSANDS OF US DOLLARS)

Description of Non-GAAP Financial Measures

A. Cash Available for Distribution

Cash available for distribution represents net earnings (loss) adjusted for depreciation, non-cash interest expense, amortization of deferred charges, write-off on debt refinancing, non-cash undrawn credit facility fees, non-cash share-based compensation, dry-dock adjustment, and the change in fair value of financial instruments. Cash available for distribution is a non-GAAP quantitative standard used to assist in evaluating a company's ability to make quarterly cash dividends. Cash available for distribution is not defined by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan's performance required by accounting principles generally accepted in the United States. Cash available for distribution is a non-GAAP measure used to assist in evaluating a company's overall operating performance because cash available for distribution eliminates the effects of non-cash items that do not impact our operating performance or our ability to distribute cash to our shareholders.
	Quarter ended December 31, 2007	Quarter ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006
		(As adjusted)(4)		(As adjusted)(4)

Net earnings (loss)	$ (20,032)	$ 10,522	$ (10,408)	$ 37,088
Add:
Depreciation	13,740	8,308	50,162	26,878
Interest expense	8,392	6,133	34,062	17,594
Amortization of deferred charges	436	503	1,256	1,980
Write-off on debt refinancing	—	—	635	—
Undrawn credit facility fees	981	2,803	3,057	2,803
Share-based compensation	448	955	1,340	1,182
Change in fair value of financial instruments	37,573	544	72,365	908
Less:
Dry-dock adjustment	(698)	(476)	(2,566)	(1,538)
Interest income	(739)	(1,180)	(4,074)	(1,542)
Net cash flows before cash interest payments	40,101	28,112	145,829	85,353
Less:
Cash interest paid on operating vessels	(8,624)	(5,793)	(34,038)	(16,768)
Cash paid for undrawn credit facility fees	(312)	—	(1,473)	(2,072)
Add:
Cash interest received	722	1,138	4,099	1,500
Cash available for distribution	$ 31,887	$ 23,457	$ 114,417	$ 68,013

(4) Refer to footnote on page 9

Seaspan has changed the definition of cash available for distribution for comparative figures to reflect adjustments to the definitions in the current year. The following items are now included as adjustments: undrawn credit facility fees, cash interest paid on operating vessels and cash paid for undrawn credit facility fees.

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SEASPAN CORPORATION
RECONCILIATION OF NON-GAAP FINANCIAL MEASURES
FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2007
(IN THOUSANDS OF US DOLLARS, EXCEPT PER SHARE AMOUNTS AND NUMBER OF SHARES)

Description of Non-GAAP Financial Measures

B. Normalized Net Earnings and Normalized Earnings per share

Normalized net earnings represent net earnings (loss) adjusted for non-cash items such as the change in fair value of financial instruments and write-off on debt refinancing. We believe that the presentation of normalized net earnings is useful because investors and securities analysts frequently adjust net earnings for non-cash changes in fair value of financial instruments and other infrequent non-cash items to evaluate companies in our industry. Normalized net earnings are a non-GAAP measure used to assist in evaluating a company's overall operating performance and liquidity because normalized net earnings eliminates the effects of non-cash items that do not impact our operating performance or our ability to distribute cash to our shareholders.

Normalized net earnings is not defined by accounting principles generally accepted in the United States and should not be considered as an alternative to net earnings or any other indicator of Seaspan's performance required by accounting principles generally accepted in the United States. Normalized earnings per share are calculated using the normalized net earnings and weighted average number of shares.

	Quarter ended December 31, 2007	Quarter ended December 31, 2006	Year ended December 31, 2007	Year ended December 31, 2006
		(As adjusted)(4)		(As adjusted)(4)

Net earnings (loss)	$ (20,032)	$ 10,522	$ (10,408)	$ 37,088
Add:
Change in fair value of financial instruments	37,573	544	72,365	908
Write-off on debt refinancing	—	—	635	—
Normalized net earnings	17,541	11,066	62,592	37,996

Weighted average number of shares (in millions)
Basic and Diluted	57.5	42.8	53.0	37.7

Earnings (loss) per share, basic and diluted
Reported	$ (0.35)	$ 0.25	$ (0.20)	$ 0.98

Normalized	$ 0.31	$ 0.26	$ 1.18	$ 1.01

(4) Refer to footnote on page 9

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STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates," "projects," "forecasts," "will," "may," "potential," "should," and similar expressions are forward-looking statements. These forward-looking statements reflect management's current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited's relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Sai W. Chu
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries:

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

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